UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MODERNA, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
60770K107
(CUSIP Number of Class of Securities)

Stéphane Bancel
Chief Executive Officer
Moderna, Inc.
325 Binney Street
Cambridge, Massachusetts 02142
(617) 714-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 2”), is filed by Moderna, Inc., a Delaware corporation (the “Company”), and amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on November 13, 2025, as amended by Amendment No. 1 on November 18, 2025 (the “Schedule TO”). The Schedule TO relates to an offer by the Company (the “Exchange Offer”) to certain non-executive officer employee option holders to exchange some or all of their eligible outstanding options to purchase shares of the Company’s common stock for replacement options to purchase shares of the Company’s common stock, upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for Replacement Options dated November 13, 2025 (the “Offer to Exchange”), attached as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.
This Amendment No. 2 is being made to report the results of the Exchange Offer. Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and the Offer to Exchange.
Item 4. Terms of the Transaction.
Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following information:
The Offer expired at 3:59 p.m., Eastern Time, on December 12, 2025. A total of 2,865 Eligible Holders participated in the Offer. Pursuant to the terms and conditions of the Offer, the Company accepted for exchange Eligible Options to purchase a total of 4,328,461 shares of the Company’s common stock, representing 79.9% of the total shares of the Company’s common stock underlying the Eligible Options. All tendered Eligible Options were cancelled effective as of December 12, 2025, and promptly thereafter, in exchange therefor, the Company granted Replacement Options for a total of 1,668,237 shares of the Company’s common stock, pursuant to the terms of the Offer to Exchange and the 2018 Stock Option and Incentive Plan. The exercise price per share of the Replacement Options was $29.46 per share, which was the closing price per share of the Company’s common stock on the Nasdaq Global Select Market on December 12, 2025. The vesting terms of the Replacement Options are described in detail in the Offer to Exchange.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MODERNA, INC.

Date: December 16, 2025	By:	/s/ James Mock
Chief Financial Officer